Banc of America Securities LLC
9 West 57th Street
New York, NY 10019

February 12, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

GHL Acquisition Corp.

Registration Statement on Form S-1 (SEC File No. 333-147722)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of GHL Acquisition Corp. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on February 13, 2008 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that between February 4, 2008 and February 12, 2008, the undersigned effected the following approximate distribution of copies of the Preliminary Prospectus dated February 4, 2008 (the “Preliminary Prospectus”):

No. of Copies
Prospective Underwriters	871
Dealers	149
Institutions	2,667
Others	113
Total	3,800

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

BANC OF AMERICA SECURITIES LLC

As Representative

By:

Banc of America Securities LLC

By:

/s/ Thomas M. Morrison

Name:  Thomas M. Morrison

Title:  Managing Director, Equity Capital Markets